

December 12, 2011

Via Facsimile
Hamish N. J. Brewer
President, Chief Executive Officer and Director
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, Arizona 85260

>   **Re: JDA Software Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 1, 2011**
>   **Form 8-K**
>   **Filed June 1, 2011**
>   **File No. 000-27876**

Dear Mr. Brewer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.   We note that Exhibit 99.1 of your Form 8-K filed on February 1, 2011 includes a breakdown of software sales and subscription revenues between new sales and installed-base sales. Please tell us the extent to which you use this information as a key indicator in managing your business and whether you believe that this information contributes meaningfully to understanding and evaluating your company. As part of your response,

tell us what consideration you gave to disclosing this data in your MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

Income Tax Provision, page 32

2.   We note your disclosure on page 78 which indicates that foreign tax rate differentials resulted in a lower effective tax rate different from the U.S. statutory tax rate. Please tell us how you considered providing disclosures that explain how earnings in countries where you have different statutory tax rates impact your effective income tax rates and obligations. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail, as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 34

3.   Please tell us the amount of cash and cash equivalents that are currently held outside of the U.S. Additionally, tell us how you considered disclosing this amount and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 55

4.   We note that your arrangements typically contain multiple elements that include a software license, maintenance, managed services, and consulting and training services. Please describe, in detail, how these arrangements are typically structured. Tell us whether they include term-based or perpetual software licenses, and describe the terms associated with each of the other elements in the arrangements. Additionally, describe any renewal terms associated with any of the elements in your arrangements. Finally, tell us whether these arrangements are typically executed in a single agreement or in multiple agreements. To the extent your arrangements are executed in multiple agreements,

describe how the timing associated with the execution of the agreements impacts revenue recognition.

5.   We further note that you provide hosting services as described on page 56. Please tell us whether hosting services are offered in combination with other elements and whether they are included in a single arrangement with other elements or in separate arrangements that are closely related. Additionally, describe how you determined fair value of the hosting services and set-up services, if any, during 2010 prior to adopting ASU 2009-13 and during 2011 subsequent to the adoption of ASU 2009-13.

6.   Additionally, we note on page 56 that subscription and other recurring revenues include subscription-based software licenses where the customer has taken physical possession of the software for a definite period of time and that the associated revenues are recognized ratably over the subscription term. Please provide additional details regarding these subscription-based licenses, including the length of the term of such arrangements and the reasons why such arrangements are recognized ratably over the subscription term.

7.   We note that if you are unable to determine VSOE of fair value for any undelivered elements in your arrangements, you will defer revenue recognition. Please tell us whether there are any elements for which you have not been able to determine VSOE of fair value. Additionally, please tell us how often you perform an assessment of VSOE of fair value for <u>each</u> element as well as the procedures performed for each element in determining whether VSOE of fair value exists. As part of your response, please address the following:

- We note your disclosure on page 57 that VSOE of fair value for consulting and training services is based upon the hourly or per class rates charged when those services are sold separately. Please describe, in detail, your methodology for establishing VSOE of fair value of your consulting and training services including the volume and range of standalone sales used to establish VSOE of fair value. Also describe the population of standalone sales used to establish VSOE of fair value.

- We note that your multiple-element arrangements include managed services. Please describe, in detail, your methodology for establishing VSOE of fair value of your managed services. If VSOE of fair value is based on standalone sales, provide the volume and range of standalone sales used to establish VSOE of fair value. Also describe the population of standalone sales used to establish VSOE of fair value.

8.   We note that your consulting services are offered under fixed price and milestone-based arrangements and that you recognize revenue using the proportional performance method using labor hours incurred to total estimated hours at completion. Please clarify the

services you are providing under these arrangements. Further, tell us how your method of recognition is consistent with the proportional performance method wherein the pattern of performance is determined based on the pattern of service provided to the customer, or output measures, rather than on when resources or effort are expended by the service provider, or input measures.

9. We note the disclosure on page 8 describing your Investment Protection Program which provides existing customers with the right to like-for-like functionality in a new technology platform without the need to pay an additional license fee provided that the new solution has no more than minimal differences in price, features and functionality. Please tell us whether your customers are required to return or delete the original version of your software and how you considered ASC 985-605-25-60.

10. We further note your disclosure on page 8 that describes a multi-year product roadmap which was launched in April 2010. Please describe how you evaluated this roadmap to determine whether the roadmap was an implicit specified upgrade. To the extent that the roadmap is considered an implicit specified upgrade, describe your accounting treatment.

Note 12 – Legal Proceedings

Dillard's Inc. vs. i2 Technologies, Inc., page 70

11. While we note that you settled this litigation as noted in your Form 8-K filed on November 30, 2011, your disclosure estimated the "potential loss" for this matter to range between $19 million and $237 million. However, ASC 450-20 uses the terms probable, reasonably possible and remote to characterize contingent losses. Please confirm that you will revise your disclosures accordingly in future filings. Refer to ASC 450-20-50.

Note 17 – Income Taxes, page 77

12. Your correspondence dated September 30, 2010 in response to our comment 5 indicated that you would comply with Rule 4-08(h) of Regulation S-X in future filings. However, we note that the rate reconciliation provided in this Form 10-K on page 78 continues to aggregate reconciling items greater than five percent of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate. Please tell us why you did not revise your disclosure in this Form 10-K to comply with Rule 4-08(h) of Regulation S-X.

13. We note your disclosure on page 78 that you have not provided U.S. income taxes for undistributed earnings of your foreign subsidiaries. Please tell us and include in future filings the cumulative amount of such undistributed earnings. Refer to ASC 740-30-50-2(b).

Form 8-K filed June 1, 2011

14.   Your Form 8-K disclosed, among other items, the results of the advisory vote by your stockholders taken on May 26th regarding the frequency with which the company should have an advisory vote on the compensation of your executives. We are unable to locate, however, disclosure regarding the company's decision in light of such vote as to how frequently you will hold stockholder votes on executive compensation, notwithstanding the passage of more than 150 days since the annual stockholder meeting at which the advisory vote was taken. Please refer to Item 5.07(d) of Form 8-K and advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief